EXHIBIT 12

Mid-America Apartments, L.P.

Computation of Ratio of Earnings to Fixed Charges

(Dollars in thousands)

	Three months ended March 31,
	2014	2013
Earnings:
Income from continuing operations	$6,698	$20,223
Equity in loss (income) of unconsolidated entities	24	(54)
Income tax expense	270	223

Income from continuing operations before equity in loss (income) of unconsolidated entities and income tax expense	6,992	20,392
Add:

Distribution of income from investments in unconsolidated entities	8,865	4,964

Fixed charges, less preferred distribution requirement of consolidated subsidiaries	32,500	16,797
Deduct:
Capitalized interest	513	448

Total Earnings (A)	$47,844	$41,705

Fixed charges and preferred dividends:
Interest expense	$30,676	$15,545
Amortization of deferred financing costs	1,311	804
Capitalized interest	513	448

Total Fixed Charges (B)	$32,500	$16,797

Preferred dividends, including redemption costs	—	—

Total Fixed Charges and Stock Dividends (C)	$32,500	$16,797

Ratio of Earnings to Fixed Charges (A/B)	1.5 x	2.5 x

Ratio of Earnings to Fixed Charges and Preferred Dividends (A/C)	1.5 x	2.5 x